The Resolution on Merger Decision Between Subsidiaries

On November 4, 2016, the board of directors of POSCO Daewoo Corporation, has resolved to acquire the trading business unit from POSCO Processing & Service. Acquisition of the trading business unit from POSCO Processing & Service is expected to close on March 1, 2017.